







Tanzanian Gold
corporation

Corporate Presentation

October 2020

Cautionary Note

Tanzanian Gold Corporation ("**Tanzanian Gold**" or the "**Company**"), has taken all reasonable care in producing and publishing information contained in this presentation. Tanzanian Gold does not warrant or make any representations regarding the use, validity, accuracy, completeness or reliability of any claims, statements or information in this presentation. The information is not a substitute for independent professional advice before making any investment decisions. Furthermore, you may not modify or reproduce in any form, electronic or otherwise any information in this presentation. Peter Zizhou, P.Geo is the Qualified Person as defined by the NI 43-101 who has reviewed and assumes responsibility for the technical content of this presentation. Certain information contained in the presentation has been obtain from the Amended National Instrument 43-101 Independent Technical Report Mineral Reserves Estimate and Pre-Feasibility Study on the Buckreef Gold Mine Project, Tanzania, East Africa as filed with the SEC and on Sedar and the information contained in this presentation is qualified in its entirety to the Technical Report.

The Toronto Stock Exchange and NYSE American have not reviewed the information on our website and do not accept responsibility for the adequacy or accuracy of it.

Forward-Looking Statements

This presentation contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "hopes", "intends", "estimated", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. Forward-looking statements relate to future events or future performance and reflect Tanzanian Gold management's expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of mineral reserves and resources, success of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although Tanzanian Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of Tanzanian Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth under Item 3.D in Tanzanian Gold's Form 20-F for the year ended August 31, 2019, as amended, as filed with the SEC.

The information contained in this presentation is as of the date of the presentation and Tanzanian Gold assumes not duty to update such information.

Cautionary note to U.S. Investors

US Investors are cautioned that the reserve estimates disclosed in this presentation have been calculated pursuant to Canadian standards, and may not be considered "reserves" by the U.S. Securities and Exchange Commission ("SEC"). The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Tanzanian Gold uses certain terms in this presentation, such as "inferred" or "indicated" resources which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

U.S. investors are cautioned not to assume that any part or all of the mineral deposits identified as an "indicated mineral resource", "measured mineral resource" or "inferred mineral resource" will ever be converted to reserves as defined in NI 43-101 or SEC Industry Guide 7.

For clarification, we do not own nor control properties that contain "Proven (Measured) Reserves" or "Probable (Indicated) Reserves" as defined by SEC securities regulations.

Vision for 2020 and Beyond

Advancing the fully-permitted, advanced-stage Buckreef Gold Project in Tanzania under a 55%/45% JV with STAMICO (Tanzanian State mining company)

Production from near-surface oxides started May 2020 and now waiting approval to expand throughput

Significant increase in resource base plus metallurgical testing supports a plan of taking production to a targeted 15k-20k oz/year

The upcoming feasibility study to evaluate an open pit targeting 150-175k oz of gold per annum from sulphide; drilling continues to evaluate upside

A Brief History & Where we Plan on going

2014

- M&I resource of 1.2M oz Au at 1.56 g/t Au
- Inferred resource of 0.4M oz Au at 1.36 g/t Au

2018

- Old PFS supported a 16-year mine producing ~51K oz of gold per year at an AISC of US$763/oz Au and an initial capex of US$76.5M.
- After-tax NPV5% of US$198M and IRR of 132% at US$1,500/oz gold price.

2019

- 60 holes (~17,650 m) targeting both oxide and primary sulphide mineralization
- Numerous exploration targets identified which require follow up drilling

2020

- M&I resource expanded to 2.04M oz Au at 1.77 g/t Au at a discovery cost of ~US$6/oz
- Start of oxide plant planned to help generate cash flow and de-risk project
- Oxide expansion planned late 2020
- Phase III drill program

Emerging Gold Producer with Substantial Growth Potential

Rapidly Expanding Resource with Exploration Potential	• Recently doubled open pit mineable, M&I Resources at the Buckreef Shear Zone to 2.04M oz Au at 1.77 g/t Au at a low discovery cost (~US$6/oz) • Inferred resource of 635,541 oz Au at 1.11 g/t Au • Exploration target of 1.2M to 2.2M oz of gold • Phase III drill program underway targeting an expansion of higher-grade material
Staged Development Plan to Help De-Risk the Project	• Production plan based on two plants to treat two different ores is being implemented with following targets: • Phase 1: Oxide production of 15,000-20,000 oz per year (~9% of resource) • Phase 2: Sulphide production 150,000 to 175,000 oz per year

Phase 1: Staged Oxide Plant	• Stand alone high-grade oxide operation (mine & plant) has started production
	  • First bucket at oxide open pit April 6, 2020
	  • Stage I oxide treating plant started May 2020
	  • Stage 2 expansion of plant Q4 2020/Q1 2021

Phase 2: Concurrent Study on Sulphide Plant	• Feasibility Study started to evaluate open pit and plant with 2-3 times the throughput used in the 2018 PFS • Focus of Study is primary sulphide ores that lie beneath the oxide ores • Extensive metallurgical testing at Lakefield to confirm flowsheet of larger plant
Solid Government Relationship	• Long operating history in Tanzania with excellent relationships with all key stakeholders at the local, regional and national level

Lifecycle Primed for Share Price Movement

A – Oxide Plant
B – Sulphide Plant
C – Exploration


Risks
Fluctuating commodity prices
Funding risk
Technical risk
Exploration risk
HIGH VALUE
LOW VALUE
Life Cycle
Discovery
There is a tipping point in exploration when drilling amounts to a real mineral discovery and excitement is at its peak.
This is most likely the time when people outside of the mining industry hear of a new discovery while early speculators are looking to cash in.
Speculation
Initial drill results provide some insight as to what truly lays beneath but more work is necessary to define a mineable deposit.
Early speculators buy into the project.
Digging In
Junior exploration companies are typically the first on the ground proving a geology concept with surface exploration.
Orphan Period
After initial excitement, proven discoveries require large amounts of capital for construction—but are not yet receiving cash flows from an operating mine.
Operating Mine
The mine is now open, and the company can extract ore and generate cash flow. Risks, such as fluctuating commodity prices, still remain.
Institutional / Strategic Investment
This is the point when experienced mine developers and financiers invest directly to develop the project into an operating mine. There are plenty of risks such as cost and time overruns, and further geological risk.
A
B
C
Timeline
4-5 years
Concept
Pre-discovery
1-2 years
Discovery
2-3 years
Feasibility
2 years
Development
1 years
Startup
Depletion
Activity
• Market strategy
• Prospecting rights
• Trenching
• Geophysics
• Geochemistry
• Geology
• Global resource definition
• In-fill drilling
• Step-out drilling
• Engineering
• Cost estimates
• Optimization
• Operating costs
• CAPEX
• Reserve calculations
• Financing
• Engineering
• Permitting
• Construction
• Startup
• Operation

Source: Visual Capitalist

Buckreef Stands Out versus Comparable Assets[1]

Asset selection criteria:

- ✓ Primary metal: gold
- ✓ Stage: production
- ✓ Mining: open pit
- ✓ Recovery: CIL/CIP and/or Flotation

Buckreef initiatives to further lower operating costs:

- ✓ Drilling to further optimize grade profile
- ✓ Recent geotechnical work suggests steeper pit slopes possible (lower strip)
- ✓ Higher throughput being examined to potentially capture economies of scale



Median M&I Gold Grade: 1.44 g/t
$1,175
$1,075
$975
$875
$775
$675
$575
$475
$375
LOM AISC (US$/oz)
Paracatu
Rosebel
Essakane
Siguiri
Buzwagi
Iduapriem
Sadiola
Masbate
Tropicana
Detour Lake
Otjikoto
RDM
Buckreef[2]
(2018 PFS Cash Costs/AISC, 2020 Measured Grade)
Tongon
Median LOM AISC: $792/oz
Houndé
Aurizona
Agbaou
Canadian Malartic
Haile
Fekola
Akyem
Merian
Ity
Higher grade lower cost producers
Boungou[3]
Ada Tepe[4]
-
0.25
0.50
0.75
1.00
1.25
1.50
1.75
2.00
2.25
2.50
2.75
≥3.00
M&I Gold Grade (g/t)

Notes:
1. Asset bubble size is indicative of M&I resources (inclusive of reserves).
2. Buckreef is presented on the basis of measured gold ounces (2,010,780 oz) and grade (1.74 g/t) only.
3. Boungou's reported M&I gold grade is 3.57 g/t.
4. Ada Tepe's reported M&I gold grade is 4.04 g/t.
Sources: Company filings and Company estimates.

Comparable Company Analysis

Emerging Gold Producers

Companies in construction:
- ✓ Orla
- ✓ Mineral Alamos
- ✓ Mako
- ✓ Pure Gold
- ✓ **Tanzanian Gold**
- ✓ WAF

Companies with permitted projects:
- ✓ Belo Sun
- ✓ Bluestone
- ✓ Cardinal
- ✓ Kerr
- ✓ NovaGold
- ✓ Orca
- ✓ Orezone
- ✓ Sabina
- ✓ Treasury
- ✓ Vista

Companies with existing processing facilities:
- ✓ Battle North
- ✓ Ora Banda

NYSE:TRX, TSX:TNX
tangoldcorp.com

- Tanzanian Gold trades at a P/NAV multiple of 0.58x, which is near the average of companies with advanced stage gold projects
- Excellent potential for a material re-rating as we execute our strategy of simultaneously growing resources, commencing oxide production and advancing towards an expanded feasibility study

P/NAV Multiples of Companies with Advanced Development Stage Gold Projects[1]



1.10x
1.04x
0.86x
0.75x
0.72x
0.69x
0.66x
0.64x
0.64x
0.62x
0.58x
0.53x
0.53x
0.52x
0.51x
0.48x
0.47x
0.43x
0.43x
0.40x
0.38x
0.32x
0.29x
0.27x
0.27x
Average = 0.56x
Orla
Pure Gold
WAF
Ora Banda
Bellevue
Osisko Mining
Minera Alamos
Treasury
Integra
Corvus
Tanzanian Gold
GSV
Cardinal
Sabina
Bluestone
Battle North
Belo Sun
Mako
Orezone
Orca
Midas
Vista Gold
Falco
NovaGold
Kerr

1. NAVPS estimates are consensus research and sourced from Capital IQ

Note: as of May 15, 2020

Capital Structure

Tickers	NYSE:TRX, TSX:TNX
Share Price (Oct 16, 2020)	US$0.74 (C$0.94)
52-Week Range	US$0.36-US$1.09 (C$0.55-C$1.49)
Basic Shares Outstanding	199,975,122
Options	7.4M
Warrants	3.29M
FD Shares Outstanding	210.7M
Market Capitalization (Basic)	US$148M (C$188M)
Cash	US$4.05M (C$5.3M)
Convertible Debt *(face value)*	US$6.0M (C$7.9M)
Enterprise Value (Basic)	US$150M (C$190.6M)

Balance Sheet items as of Aug 31st 2020


SHARE OWNERSHIP
Management, Friends & Family
Retail
15%
85%

Share Price and Total Volume on TSX & NYSE (Last 12 Months)


$1.50
$1.40
$1.30
$1.20
$1.10
$1.00
$0.90
$0.80
$0.70
$0.60
$0.50
Price (US$/share)
3,000
2,500
2,000
1,500
1,000
500
0
Volume (000)
14-Oct-19
14-Nov-19
14-Dec-19
14-Jan-20
14-Feb-20
14-Mar-20
14-Apr-20
14-May-20
14-Jun-20
14-Jul-20
14-Aug-20
14-Sep-20
Volume
Price
Key Event

Proven Leadership Team

Jim Sinclair Executive Chairman

- Became Chairman in April 2002
- Founder of the Sinclair Group of Companies (full brokerage financial services provider)
- Acted as Precious Metals Advisor to Hunt Oil and the Hunt family from 1981 to 1984 for the liquidation of their silver position
- Previously a general partner and member of the executive committee of two NYSE firms as well as the President of Sinclair Global Clearing Corporation (commodities clear firm) and Global Arbitrage (metals and currencies derivatives dealer)
- Chairman of Sutton Resources from 1989 to 1995

Jeffrey Duval Acting Chief Executive Officer

- Licensed General Engineering Contractor with over 25 years of experience working with construction firms in the U.S. southwest
- Significant Earthworks, Construction & Project Management Experience.

Ulrich Rath (B.Sc. (Hon), M.Sc. (Geol)) Technical Director / Director

- Over 30 years of experience in the mining industry across North and South America and in South Africa
- Former President, CEO and Director of Chariot Resources Ltd.
- Former CEO and Director of Compania Minera Milpo
- Former VP, Corporate Development for Rio Algom Ltd.

Giancarlo Volo Director Of Operations Africa

- Experienced Entrepreneur / Businessman with well over 32 years operating experience in Africa with a specific focus on Tanzania.
- Heavily involved in Government relation, Management of Operations, Logistic, Personnel, Supply Chain, and Security.

In Prolific Greenstone Belt Region

Operating in One of the Largest Greenstone Belts in the World

Property Locations in Red


REPUBLIC OF THE CONGO
GABON
CONGO (DRC)
KENYA
TANZANIA
ANGOLA
ZAMBIA
MALAWI
ZIMBABWE
MADAGASCAR
NAMIBIA
BOTSWANA
MOZAMBIQUE
SOUTH AFRICA
LESOTHO
SWAZILAND
Nairobi
Tabora
Dodoma
Dar es Salaam
Luanda
Lusaka
Harare
Bulawayo
Windhoek
Gaborone
Pretoria
Johannesburg
Maputo
Bloemfontein
Durban
Cape Town


Key:
Political boundary
Major Fault
Proterozoic
Archean
Greenstone belt outline
Greenstone areas (Nyanzian/Kavirondian)
Inferred ultramafics
Granitoids and gneisses
Greenstone Belts
BK Busia-Kakamega
MK Migori-Kendu
MM Musoma-Mara
KI Kilimafedha
SU Sukumaland
SM Shinyanga-Malita
NZ Nzega
IS Iramba-Sekenke
Uganda
Jinja
Kisumu
Kenya
Tanzania
Lake Victoria
North Mara Mine
Geita Mine
Mwanza
Bulyanhulu Mine
Shinyanga
Kahama
Golden Pride Mine
Nzega
Lake Eyasi
Singida
N
0°
2°
4°
32°
34°
0 100 200 km

8 Greenstone Belts

Flagship Buckreef Gold Project Location


LOCATION OF TRE LICENCES ON LAKE VICTORIA GREENSTONE BELT
Kamanga
Mwanza
Sengerema
Usagara
Busisi
Buzerayombo
GEITA
Misasi
Bulyanhulu Mine
Bwanga
Katoro
Buckreef Project
ITETEMIA PROJECT
LUHALA PROJECT
KIGOSI PROJECT


BUCKREEF MAIN PROSPECT
29.52Mt @ 1.48g/t (1.408 MOzs)
9,660,000 mN
SOUTH Pit PILOT MINE
Reserve of 0.207Mt @ 1.54g/t (10,225 Ozs)
BINGWA PROSPECT
1.61Mt @ 2.24g/t (116,017 Ozs)
BUZIBA PROSPECT
29.43Mt @ 1.05g/t (994,196 Ozs)
9,655,000 mN
TEMBO PROSPECT
0.47Mt @ 1.83g/t (27,510 Ozs)
EASTERN PORPHYRY PROSPECT
2.34Mt @ 1.29g/t (97,086 Ozs)
9,650,000 mN

Significant Exploration

1,200m of Gold Mineralization - Still Open

- 1,200 m (3,937 feet) of continuous gold mineralization in the Buckreef Shear Zone
- Data for model from almost 1,000 holes (+140,000 meters)
- Open to the northeast, and down dip.
- Latest drilling extended the deposit by 300 m along strike (north east)
  - BMRCD298: 31 m at 2.45 g/t Au from 650 m
  - BMRCD308: 50.0 m at 1.8 g/t Au from 315 m, including 7.0 m at 3.9 g/t Au

Summary of the 2019 Drill Program

Type	Holes	Meters drilled
Diamond drilling (DD)	8	8,042
Reverse circular (RC) pre-collar	15	2,713
RC	43	6,733
Met (DD)	1	162
Total Phase I & II	60	17,650
Grade control (RC)	79	1,975
Combined		**19,625**


NorthEast Extension
Main Zone
South Zone
Buckreef Head Shaft
LEGEND
DD_2019 drill holes
RC_2019 drill holes
Mineralization envelope
Shear Zone
Faults
Mineralization Geology-Resource Model
Mylonite_UAR
Granite
Porphyry_Undifferentiated
Gabbroic Basalt
Sheared Basalt
Mafic Basalt
Tanzam 2000
Buckreef Gold Project
Surface Geology Map
Mnekezi Area
Geita District
Tanzania
0 50 100 200
metres

Buckreef Resources More than Doubled

- M&I gold resources for the Buckreef Shear Zone more than doubled compared to the previous estimate
- Incorporates the results of the 2019 Phase I and II drill program (52 holes, 17,650 m)
  - Phase I: 15-hole infill drilling of the PFS open pit to convert inferred to M&I resources
  - Phase II: 37-hole expansion drilling extended shear zone by >200 m along strike and to 950 m depth
- Low discovery cost of only US$6/oz Au

1. Assuming a 0.50 g/t Au cut-off grade, the current M&I resource is 40.9M tonnes at 1.73 g/t Au containing 2.27M oz Au. At the same cut-off grade, the June 26, 2018 M&I resource estimate was 22.0M tonnes at 1.54 g/t Au containing 1.09M oz Au
2. Prepared by independent technical advisor Virimai Investments (Pvt) Ltd. with an effective date of March 16, 2020. Notes and key assumptions are as follows:
   - Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
   - All resources below 540mRL classified as inferred resources
   - Estimates over variable widths of 3m to 40m
   - Bulk Density ranges 2.0g/cm^3 to 2.8g/cm^3

NI 43-101 Resource Estimate for the Buckreef Shear Zone
(0.5 g/t Au cut-off)



Gold Resources (million oz)
3.00
2.50
2.00
1.50
1.00
0.50
0.00
December 2011
April 2014
May 2018
June 2020
M&I
Inferred

NI 43-101 Compliant Resource Estimate for the Buckreef Shear Zone
(0.4 g/t Au cut-off)[2]

Category	Tonnes	Grade (g/t Au)	Contained (oz Au)
Measured	19,983,991	1.99	1,281,161
Indicated	15,894,585	1.48	755,119
M&I	35,888,576	1.77	2,036,280
Inferred	17,822,036	1.11	635,541

Exploration Targets

see June 24th 2020 press release

Target Area	Tonnage (millions)	Grade (g/t Au)	Gold (000 oz)
Northeast Extension	4.0 – 6.0	1.40 – 2.50	180 – 482
Main Zone	25.0 – 35.0	1.30 – 1.50	1,045 – 1,688
Total	**29.0 – 41.0**		**1,225 – 2,170**



Stand Alone Oxide Operation Started

No major permit required from the Federal and/or State governments to start production. Special Mining License (SML) good until 2027 (can be renewed)

Pre-strip commenced April 6th, 2020

Initial production started in May 2020

Plant will be scaled up to 40 tph of capacity (following a testing period; government approval pending)

Oxide Ores At Or Near Surface

- Contain less than 9% of the gold in the PFS open pit. More suitable to be treated by a separate smaller plant.
- Initial focus is to mine and stockpile up to 1 million tonnes from the proposed oxide pit
- Oxide pit extends over a 37,000 m2 area
- 0.5 to 1.0 m of overburden above oxide pit
- Existing stockpiles of 120K tonnes at 1.86 g/t Au containing 7,161 oz Au
- Plant at ~5 tph of set to expand to treat ~40 tph (860 tpd)
- Flow sheet to include conventional gravity and (delete) cyanide leaching CIL with cyclones and centrifuges
- Previous metallurgical testing indicates high recoveries

Note: the design is the current working model, and will be updated with a future technical report



Starter pit design
Updated topo



Grade control Block Model
Au (g/t) Grades Legend
[0.3,2]
[2,99]
500m long Starter pit
Buckreef Shear Zone

Plant @ Steady State- Confirms Expansion Flow Sheet



- Plant performing at steady state, gold pour about every 15 days
- Various ore blending ratios tested
- Successful testing of material handling, liquid densities and other elements used to finalize flow sheet for expansion to 40 tph plant
- Tenders reviewed for construction tender, now waiting for government approval
- TSF expansion approved, tenders obtained for construction
- Plant could produce 15.000-20,000 ounces per year starting in 2021







Buckreef Gold Project

Advancing Towards Feasibility

The upcoming feasibility study is targeting 150,000 to 175,000 oz per annum



Pit Shell # 75

Confirm Pit Shell 75

- In-House Pit Optimization Points To Larger Open Pit Than PFS
- Tenders Bid for 43-101 Pit Design & L-O-M Production Schedule
- Geo-Technical Slope: 80 Degree Bench Face; 58 Degree Inter-Ramp
- Local Opex For Pit Optimization Tendered

Met Work

- Three met holes completed; core sent to Lakefield for testing.
- Focus of current metallurgical testing is on final feasibility plant design to treat primary sulphide resources in open pit
- Lakefield to confirm one of two low cost CIL flowsheets one with and one without

Basis of DFS

- **Economic Cost Benefit Analysis: Various Plant Sizes to optimize extraction from final open pit**


0.20 <= Au < 0.60
0.60 <= Au < 1.50
1.50 <= Au < 4.00
4.00 <= Au < 8.00
8.00 <= Au < 20.00
20.00 <= Au < 417.50
Z
Y
X

Buckreef Exploration

- MAIN ZONE: Excellent potential to materially expand the Buckreef Shear deposit at depth at the Main Zone

  Exploration is following up on five isolated drill holes that hit mineralized structures at depth

  NORTHEAST EXTENSION: Buckreef Shear Zone still open to the Northeast

  SURFACE OXIDES: Several surface targets for possible additional oxide resources which could support plant expansion to 60tph

  UPGRADE RESOURCES: Aprox. 635,000 oz are in Inferred Resources category that could be upgraded to Measured & Indicated category.







Buckreef Gold Project

Long-Term Production Potential

- Preliminary **gold production forecast** (100% basis) from the operation of two plants to process oxide and sulphide ores from the Buckreef Shear deposit
  - Oxide ore in thin layer at surface, friable, suitable to a gravity-leaching conventional CIP Plant
  - Sulphide ore below oxides have a higher bond/mill index. An initial flow sheet for the processing of sulphide ores to be determined following the completion of metallurgical tests at Lakefield
- We see the potential for the sulphide operation **to produce 150,000 to 175,000 oz** of annual production
- SGS Lakefield to confirm a conceptual flow sheet that included either Gravity Separation with Gravity Tailing Cyanidation, or Gravity Separation Followed by sulphide flotation of the gravity tailing, with regrinding and cyanide leaching of sulphide concentrate
- The upcoming feasibility study will incorporate the results of the Phase III drill program, the geotechnical assessment and ongoing metallurgical testing
- These flowsheets constitute low cost and attractive alternatives for the Buckreef Project.

ESG: Key Focus



Environment

- Low carbon footprint by maximizing grid power and minimizing diesel usage
- All sites to be certified to the International Cyanide Management Code and all suppliers must also be certified
- Simple mining and recovery operation minimizes environmental risks



Social

- Strengthened relations by granting land package access to artisanal miners
- Contribute towards community development through gold revenue royalties
- Maintain ~100% local workforce and commitment to local procurement
- Providing communities access to clean water by developing major water system
- Enhancing economic sustainability of locals by installing 18 diesel maze mills
- Developed the Bulyanhulu Hospital and an orphanage in Kabanga and rebuilt the Mother Teresa School for the visually impaired in Dar Es Salaam



Governance

- Board of Directors and Management have extensive mining experience
- Audit and Compensation Committee comprised only of Independent Directors
- Annual performance evaluation using the GRI Sustainability Reporting Standards
- Zero tolerance for corruption

Why Tanzanian Gold?

2.04M oz Au M&I

Wide Open Exploration

Oxide Mining Now with Staged Expansion Planned*

Upcoming Sulphide Feasibility Study Targeting 150-175k oz per annum

** Oxide plant expected to produce 7-10k oz annualized starting in 2020*



Tanzanian Gold corporation

Investor Relations

Investor Relations Manager: Michael Martin
Email: m.martin@tangoldcorp.com **Phone:** 1-860-248-0999
Website: www.tangoldcorp.com